SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*

                                 THINKPATH INC.
                       -----------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    884099201
                                    ---------
                                 (CUSIP Number)

                                 February 28, 2007
                                 -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0, shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  997,809 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  997,809 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          997,809  shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


---------------------------------

         * Based on 9,988,082 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 30, 2006. As of March 9, 2007, the Fund held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 500,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, and (v) an option (the "Option" and together with the June Warrant, the January Warrant, the Second June Warrant and the November Warrant, the "Existing Instruments") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Existing Instruments contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On February 28, 2007, (a) the Fund provided the Company notice of the Fund's wavier of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Limitation"). As of February 28, 2007, the Fund acquired an additional warrant (the "February Warrant", and collectively with the Existing Instruments "Warrants and Options") to acquire 2,426,870 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Options may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  997,809 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  997,809 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           997,809 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99 %
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------


--------------------------------

         * Based on 9,988,082 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 30, 2006. As of March 9, 2007, the Fund held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 500,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, and (v) an option (the "Option" and together with the June Warrant, the January Warrant, the Second June Warrant and the November Warrant, the "Existing Instruments") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Existing Instruments contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On February 28, 2007, (a) the Fund provided the Company notice of the Fund's wavier of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Limitation"). As of February 28, 2007, the Fund acquired an additional warrant (the "February Warrant", and collectively with the Existing Instruments "Warrants and Options") to acquire 2,426,870 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Options may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  997,809 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  997,809 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          997,809 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------

         * Based on 9,988,082 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 30, 2006. As of March 9, 2007, the Fund held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 500,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, and (v) an option (the "Option" and together with the June Warrant, the January Warrant, the Second June Warrant and the November Warrant, the "Existing Instruments") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Existing Instruments contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On February 28, 2007, (a) the Fund provided the Company notice of the Fund's wavier of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Limitation"). As of February 28, 2007, the Fund acquired an additional warrant (the "February Warrant", and collectively with the Existing Instruments "Warrants and Options") to acquire 2,426,870 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Options may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                 (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  997,809 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  997,809 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          997,809 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------

         * Based on 9,988,082 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 30, 2006. As of March 9, 2007, the Fund held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 500,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, and (v) an option (the "Option" and together with the June Warrant, the January Warrant, the Second June Warrant and the November Warrant, the "Existing Instruments") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Existing Instruments contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On February 28, 2007, (a) the Fund provided the Company notice of the Fund's wavier of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Limitation"). As of February 28, 2007, the Fund acquired an additional warrant (the "February Warrant", and collectively with the Existing Instruments "Warrants and Options") to acquire 2,426,870 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Options may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: Thinkpath Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  201 Westcreek Boulevard
                  Brampton, Ontario L6T 5S6

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 825
            Third Avenue, 14th Floor, New York, NY 10022

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  884099201

Item 3.     Not Applicable

Item 4.     Ownership:

       (a) Amount Beneficially Owned: 997,809 shares of Common Stock

       (b) Percent of Class: 9.99%

       (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 997,809 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  997,809 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------

         * Based on 9,988,082 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 30, 2006. As of March 9, 2007, the Fund held (i) a warrant (the "June Warrant") to acquire 2,100,000 Shares, at an exercise price of $0.55 per Share for the first 1,050,000 Shares and $0.60 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "January Warrant") to acquire 500,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second June Warrant") to acquire 1,810,674 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) a warrant (the "November Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, and (v) an option (the "Option" and together with the June Warrant, the January Warrant, the Second June Warrant and the November Warrant, the "Existing Instruments") to acquire 379,572 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Existing Instruments contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and, shall automatically become null and void upon issuance of written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On February 28, 2007, (a) the Fund provided the Company notice of the Fund's wavier of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Limitation"). As of February 28, 2007, the Fund acquired an additional warrant (the "February Warrant", and collectively with the Existing Instruments "Warrants and Options") to acquire 2,426,870 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Options may be waived by the Fund upon either 61 days or 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    March 8, 2007
                                    ----------------
                                    Date



                                    /s/ Eugene Grin
                                    --------------
                                    Eugene Grin
                                    Director

APPENDIX A


A.                   Name: Laurus Capital Management, LLC, a Delaware limited
                     liability company 825 Third Avenue, 14th Floor
                     New York, New York 10022
   Place of
   Organization:     Delaware


B. Name:             David Grin
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel



C. Name:             Eugene Grin
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    March 8, 2007

/s/ Eugene Grin, on his individual behalf
-----------------------------------------
    Eugene Grin
    March 8, 2007

/s/ David Grin, on his individual behalf
-----------------------------------------
    David Grin
    March 8, 2007